MANAGEMENT’S DISCUSSION AND ANALYSIS OF TRILOGY INTERNATIONAL PARTNERS INC.

This Management’s Discussion and Analysis (“MD&A”) contains important information about the business of Trilogy International Partners Inc. (“TIP Inc.”, together with its consolidated subsidiaries, the “Company”), and their performance for the three months ended March 31, 2019. This MD&A should be read in conjunction with: TIP Inc.’s audited consolidated financial statements for the year ended December 31, 2018, together with the notes thereto (the “Consolidated Financial Statements”), prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) as issued by the Financial Accounting Standards Board (“FASB”); TIP Inc.’s MD&A for the year ended December 31, 2018; and TIP Inc.’s unaudited condensed consolidated financial statements for the three months ended March 31, 2019 and notes thereto (the “Condensed Consolidated Financial Statements”), prepared in accordance with U.S. GAAP.

On February 7, 2017, Trilogy International Partners LLC, a Washington limited liability company (“Trilogy LLC”), and Alignvest Acquisition Corporation (“Alignvest”, now TIP Inc.), completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the “Arrangement Agreement”). As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, owns and controls a majority interest in Trilogy LLC. As of March 31, 2019, TIP Inc. holds a 68.8% economic ownership interest in Trilogy LLC.

All dollar amounts are in U.S. dollars (“USD”), unless otherwise stated. Amounts for subtotals, totals and percentage variances included in tables in this MD&A may not sum or calculate using the numbers as they appear in the tables due to rounding. This MD&A is current as of May 8, 2019 and was approved by the Company’s board of directors.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”). Forward-looking statements are provided to help you understand the Company’s views of its short and longer term plans, expectations and prospects. The Company cautions you that forward-looking statements may not be appropriate for other purposes.

Forward-looking statements include statements about the Company’s business outlook for the short and longer term and statements regarding the Company’s strategy, plans and future operating performance. Furthermore, any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” occur, be taken, or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance. Such statements reflect the Company’s current views with respect to future events and may change significantly. Forward-looking statements are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by the Company to develop such forward-looking statements include, but are not limited to:

•	the absence of unforeseen changes in the legislative and operating frameworks for the Company;
•	the Company meeting its future objectives and priorities;
•	the Company having access to adequate capital to fund its future projects and plans;
•	the Company’s future projects and plans proceeding as anticipated;
•	taxes payable;
•	subscriber growth, pricing, usage and churn rates;
•	technology deployment;
•	data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources;
•	general economic and industry growth rates; and
•	commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, due to a variety of known and unknown risks, uncertainties and other factors, including, without limitation, those described under the heading “Risk Factors” included in the Annual Information Form for the year ended December 31, 2018 (the “2018 AIF”) filed by TIP Inc. on SEDAR and (with TIP Inc.’s Annual Report on Form 40-F for the year ended December 31, 2018) on EDGAR, and those referred to in TIP Inc.’s other regulatory filings with the U.S. Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Such risks, as well as uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in the Company’s forward-looking statements include, without limitation:

•	Trilogy LLC’s and the Company’s history of incurring losses and the possibility that the Company will incur losses in the future;
•	the Company having insufficient financial resources to achieve its objectives;
•	risks associated with any potential acquisition, investment or merger;
•	the Company’s significant level of consolidated indebtedness and the refinancing, default and other risks resulting therefrom;
•	the Company’s and Trilogy LLC’s status as holding companies;
•	the Company's and its subsidiaries' ability to sell or purchase assets;
•	the restrictive covenants in the documentation evidencing the Company’s outstanding indebtedness;
•	the Company’s and Trilogy LLC's ability to incur additional debt despite their respective indebtedness levels;
•	the Company’s ability to pay interest due on its indebtedness;
•	the Company’s ability to refinance its indebtedness;
•	the risk that the Company’s credit ratings could be downgraded;
•	the significant political, social, economic and legal risks of operating in Bolivia;
•	the regulated nature of the industry in which the Company participates;
•	some of the Company’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights;
•	the need for spectrum access;
•	the use of “conflict minerals” in handsets and the availability of certain products, including handsets;
•	anti-corruption compliance;
•	intense competition in all aspects of the Company’s business;
•	lack of control over network termination costs, roaming revenues and international long distance revenues;
•	rapid technological change and associated costs;
•	reliance on equipment suppliers;
•	subscriber churn risks, including those associated with prepaid accounts;
•	the need to maintain distributor relationships;
•	the Company’s future growth being dependent on innovation and development of new products;
•	security threats and other material disruptions to the Company’s wireless network;
•	the ability of the Company to protect subscriber information, and cybersecurity risks generally;
•	actual or perceived health risks associated with handsets;
•	litigation, including class actions and regulatory matters;
•	fraud, including device financing, customer credit card, subscription and dealer fraud;
•	reliance on limited management resources;
•	risks related to the minority shareholders of the Company’s subsidiaries;
•	general economic risks;
•	natural disasters, including earthquakes;
•	foreign exchange rate changes;
•	currency controls and withholding taxes;
•	interest rate risk;
•	Trilogy LLC’s ability to utilize carried forward tax losses;
•	tax related risks;
•	the Company’s dependence on Trilogy LLC to make contributions to pay the Company’s taxes and other expenses;
•	Trilogy LLC’s obligations to make distributions to the Company and the other owners of Trilogy LLC;
•	differing interests among TIP Inc.'s and Trilogy LLC’s other equity owners in certain circumstances;
•	the Company’s internal controls over financial reporting;
•	an increase in costs and demands on management resources when the Company ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012;

•	additional expenses if the Company loses its foreign private issuer status under U.S. federal securities laws;
•	risks that the market price of the common shares of TIP Inc. (the “Common Shares”) may be volatile and may continue to be significantly depressed;
•	risks that substantial sales of Common Shares may cause the price of the shares to decline;
•	risks that the Company may not pay dividends;
•	restrictions on the ability of Trilogy LLC’s subsidiaries to pay dividends;
•	dilution of the Common Shares and other risks associated with equity financings;
•	risks related to the influence of securities industry analyst research reports on the trading market for the Common Shares;
•	new laws and regulations; and
•	risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Except as required by applicable law, the Company does not assume any obligation to update forward-looking statements should circumstances or management’s beliefs, expectations or opinions change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Market and Other Industry Data

This MD&A includes industry and trade association data and projections as well as information that the Company has prepared based, in part, upon data, projections and information obtained from independent trade associations, industry publications and surveys. Some data is based on the Company’s good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and projections generally state that the information contained therein has been obtained from sources believed to be reliable. The Company has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Statements as to the Company’s market position are based on market data currently available to the Company. Its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in TIP Inc.’s 2018 AIF under the heading “Risk Factors” and discussed herein under the heading “Cautionary Note Regarding Forward-Looking Statements”. Projections and other forward-looking information obtained from independent sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this MD&A.

Trademarks and Other Intellectual Property Rights

The Company has proprietary rights to trademarks used in this MD&A, which are important to its business, including, without limitation, “2degrees”, “NuevaTel” and “Viva”. The Company has omitted the “®,” “™” and similar trademark designations for such trademarks but nevertheless reserves all rights to such trademarks. Each trademark, trade name or service mark of any other company appearing in this MD&A is owned by its respective holder.

About the Company

TIP Inc., together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. The Company also provides fixed broadband communications to residential and enterprise customers in New Zealand. The Company’s services cover an aggregate population of 15.9 million persons. The Company’s founding executives launched operations of the Company’s Bolivian subsidiary, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”), in 2000, when it was owned by Western Wireless Corporation (“Western Wireless”). Trilogy LLC acquired control of NuevaTel from Western Wireless in 2006, shortly after Trilogy LLC was founded. Trilogy LLC launched its greenfield operations in New Zealand, Two Degrees Mobile Limited (“2degrees”), in 2009. As of March 31, 2019, the Company had approximately 1,845 employees.

The Company’s Strategy

The Company’s strategy is to build, acquire and manage wireless and wireline operations in markets that are located outside the United States of America and demonstrate the potential for continuing growth. The Company believes that the wireless communications business will continue to expand in these markets because of the increasing functionality and affordability of wireless communications technologies as well as the acceleration of wireless data consumption as experienced in more developed countries. Data revenue growth continues to present a significant opportunity with each of the Company’s markets in different stages of smartphone and other data-enabled device penetration.

The Company’s wireless services are provided using a variety of communication technologies: Global System for Mobile Communications (“GSM” or “2G”), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”), and Long Term Evolution (“LTE”), a widely deployed fourth generation service (“4G”). Deployment of 4G in New Zealand and Bolivia enables the Company to offer its wireless subscribers in those markets a wide range of advanced services while achieving greater network capacity through improved spectral efficiency. The Company believes that 3G and 4G services will continue to be a catalyst for revenue growth from additional data services, such as mobile broadband, internet browsing capabilities, richer mobile content, video streaming and application downloads. Furthermore, in light of the fact that LTE standards are now ratified, the Company expects that in the foreseeable future 4G LTE networks will be enhanced with 4.5G and 4.9G services, which are recognized in the industry as LTE Advanced (“LTE-A”) and LTE Advanced Pro (“LTE-A pro”), respectively. This evolution is expected to be accomplished mainly through commercial software releases by our network equipment manufacturers.

In April 2015, the Company entered the New Zealand fixed broadband market through the acquisition of a broadband business which allows it to provide both mobile and broadband services to subscribers via bundled products. The sale of bundled services in New Zealand facilitates better customer retention and the ability to capture a larger share of household communications revenues and small and medium enterprise customers.

Foreign Currency

In New Zealand, the Company generates revenue and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the New Zealand dollar relative to the U.S. dollar can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	March 31, 2019	December 31, 2018	% Change
End of period NZD to USD exchange rate	0.68	0.67	1%

	Three Months Ended March 31,
	2019	2018	% Change
Average NZD to USD exchange rate	0.68	0.73	(6%	)

The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the Canadian dollar (“CAD” or “C$”), expressed in USD, as quoted by the Bank of Canada.

	March 31, 2019	December 31, 2018	% Change
End of period CAD to USD exchange rate	0.75	0.73	2%

	Three Months Ended March 31,
	2019	2018	% Change
Average CAD to USD exchange rate	0.75	0.79	(5%	)

Overall Performance

The table below summarizes the Company’s key financial metrics for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,		% Variance
(in thousands)	2019	2018	2019 vs 2018
Postpaid wireless subscribers	770	743	4%
Prepaid wireless subscribers	2,597	2,836	(8%	)
Other wireless subscribers(1)	57	60	(5%	)
Wireline subscribers	87	72	22%
Total ending subscribers	3,512	3,711	(5%	)

(in millions, unless otherwise noted)
Service revenues	$135.1	$148.9	(9%	)
Total revenues	$187.7	$202.7	(7%	)
Net loss	$(2.9)	$(7.3)	60%
Consolidated Adjusted EBITDA(2)	$37.0	$32.7	13%
Consolidated Adjusted EBITDA Margin %(2)	27%	22%	n/m
Capital expenditures(3)	$19.3	$17.4	11%

n/m - not meaningful

(1)Includes public telephony and other wireless subscribers.
(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and reconciliation to most directly comparable GAAP financial measures, see “Definitions and Reconciliations of Non-GAAP Measures” in this MD&A.
(3)Represents purchases of property and equipment from continuing operations excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.

Adoption of New Revenue Standard

In May 2014, the FASB issued an Accounting Standard Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and has since modified the standard with several ASUs (collectively, the “new revenue standard”). We adopted this new revenue standard on January 1, 2019, using the modified retrospective method. This method requires the cumulative effect of initially applying the standard to be recognized at the date of adoption. Financial information prior to our adoption date has not been adjusted.

See Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies and Note 10 – Revenue from Contracts with Customers to the Condensed Consolidated Financial Statements for further information.

Reclassification of Imputed Discount on Equipment Installment Plan Receivables

Beginning with the second quarter of 2018, the amortization of imputed discount on Equipment Installment Plan (“EIP”) receivables was reclassified from Other, net and is now included as a component of Non-subscriber international long distance and other revenues on our Condensed Consolidated Statements of Operations and Comprehensive Loss. This presentation provides a clearer representation of amounts earned from the Company’s ongoing operations and aligns with industry practice thereby enhancing comparability. We applied this reclassification to all periods presented in this MD&A. Amortization of imputed discount included within Non-subscriber international long distance and other revenues was $0.5 million and $0.6 million for the three months ended March 31, 2019 and 2018, respectively. This change had no impact on net loss for any period presented.

Q1 2019 Highlights

•	Strong growth in New Zealand postpaid wireless subscribers which increased by 36 thousand, or 9%, as compared to the first quarter of 2018.

•

New Zealand wireline subscribers increased by 15 thousand, or 22%, as compared to the first quarter of 2018, driving a 16% increase in New Zealand wireline service revenues, excluding the impact of foreign currency.

•

In local currency, New Zealand postpaid service revenues grew 2% in the first quarter over the comparable period in 2018 (a decline of 4% including the impact of foreign currency) offset by a decline in roamer revenues.

•

Adjusted EBITDA in the first quarter increased 13% over the prior year. Excluding the impact of foreign currency, Adjusted EBITDA increased 17% over the first quarter of 2018. Adjusted EBITDA margin increased to 27% in the first quarter of 2019, from 22% in the first quarter of 2018, driven primarily by the implementation of the new revenue standard during the first quarter of 2019 and related deferral of certain contract acquisition costs which resulted in a $4.2 million decline in sales and marketing.

•

LTE sites on air increased 21% over the first quarter of 2018, as 99% of New Zealand and 91% of Bolivian network sites are now LTE-enabled. During the first quarter of 2019, 20 LTE sites were placed in service.

Key Performance Indicators

The Company measures success using a number of key performance indicators, which are outlined below. The Company believes these key performance indicators allow the Company to evaluate its performance appropriately against the Company’s operating strategy as well as against the results of its peers and competitors. The following key performance indicators are not measurements in accordance with U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under U.S. GAAP (see definitions of these indicators in “Definitions and Reconciliations of Non-GAAP Measures – Key Industry Performance Measures – Definitions” at the end of this MD&A).

Subscriber Count

	As of March 31,			% Variance
(in thousands)	2019	2018		2019 vs 2018
New Zealand
Postpaid wireless subscribers	438	401		9%
Prepaid wireless subscribers	977	983	(1)	(1%	)
Wireline subscribers	87	72		22%
New Zealand Total	1,502	1,455		3%

Bolivia
Postpaid wireless subscribers	333	342		(3%	)
Prepaid wireless subscribers	1,621	1,853		(13%	)
Other wireless subscribers(2)	57	60		(5%	)
Bolivia Total	2,011	2,255		(11%	)

Consolidated
Postpaid wireless subscribers	770	743		4%
Prepaid wireless subscribers	2,597	2,836	(1)	(8%	)
Other wireless subscribers(2)	57	60		(5%	)
Wireline subscribers	87	72		22%
Consolidated Total	3,512	3,711		(5%	)

Notes:
(1)Includes approximately 48 thousand deactivations of prepaid wireless subscribers relating to the 2degrees’s planned shutdown of its 2G services in March 2018.
(2)Includes public telephony and other wireless subscribers

The Company determines the number of subscribers to its services based on a snapshot of active subscribers at the end of a specified period. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period in which the services are discontinued. Wireless subscribers include both postpaid and prepaid services for voice-only, data-only or a combination thereof in both the Company’s New Zealand and Bolivia segments, as well as public telephony and other wireless subscribers in Bolivia. Wireline subscribers comprise the subscribers associated with the Company’s fixed broadband product in New Zealand.

The Company ended March 31, 2019 with 3.4 million consolidated wireless subscribers, a decline of 214 thousand wireless subscribers compared to March 31, 2018.

•

New Zealand’s wireless subscriber base increased 2% compared to March 31, 2018, driven by a 9% increase in postpaid wireless subscribers which was partially offset by a 1% reduction in prepaid subscribers. As of March 31, 2019, 2degrees’ wireline subscriber base increased 22% compared to March 31, 2018.

•

Bolivia’s wireless subscriber base declined 11% compared to March 31, 2018, reflecting a decline of 13% in prepaid subscribers, which comprises the majority of the total wireless subscriber base. Postpaid subscribers as of March 31, 2019 declined 3%, as compared to March 31, 2018.

See the New Zealand and Bolivia Business Segment Analysis sections of this MD&A for additional information regarding the changes in subscribers.

Consolidated Key Performance Metrics(1)

	Three Months Ended March 31,		% Variance
(not rounded, unless otherwise noted)	2019	2018	2019 vs 2018
Monthly blended wireless ARPU	$11.33	$11.86	(4%	)
Monthly postpaid wireless ARPU	$26.74	$29.68	(10%	)
Monthly prepaid wireless ARPU	$6.54	$6.73	(3%	)
Cost of acquisition	$40.10	$49.24	(19%	)
Equipment subsidy per gross addition	$0.74	$6.56	(89%	)
Blended wireless churn	4.84%	5.77%	n/m
Postpaid wireless churn	1.59%	1.83%	n/m
Capital expenditures (in millions)(2)	$19.3	$17.4	11%
Capital intensity	14%	12%	n/m

n/m - not meaningful
(1)For definitions, see “Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures-Definitions” in this MD&A.
(2)Represents purchases of property and equipment from continuing operations excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.

Monthly Blended Wireless ARPU – average monthly revenue per wireless user

Monthly blended wireless ARPU decreased 4% for the three months ended March 31, 2019, compared to the same period in 2018, due to declines in both New Zealand and Bolivia. The impact of the foreign currency exchange rate in New Zealand was the primary driver for the ARPU reduction, which was also impacted by competitive pricing in Bolivia. Excluding the adverse impact of the exchange rate of the New Zealand dollar as compared to the U.S. dollar, consolidated monthly blended wireless ARPU decreased 1% for the three months ended March 31, 2019, compared to the same period in 2018.

In Bolivia, the decrease in blended wireless ARPU for the three months ended March 31, 2019, compared to the same period in 2018, was primarily attributable to the decline in prepaid revenues. Additionally, postpaid wireless ARPU declined 8% predominately driven by the $1.4 million impact of the implementation of the new revenue standard in 2019 and related reallocation from service to equipment revenue.

Excluding the impact of the foreign currency exchange rate and the implementation of the new revenue standard in 2019, consolidated monthly blended wireless ARPU was flat for the three months ended March 31, 2019, compared to the same period in 2018.

Cost of Acquisition

The Company’s cost of acquisition for its segments is largely driven by increases or decreases in equipment subsidies, as well as fluctuations in its sales and marketing, which are components of supporting the subscriber base; the Company measures its efficiencies based on a per gross add or acquisition basis.

Cost of acquisition decreased 19% for the three months ended March 31, 2019, compared to the same period in 2018. This decrease was mainly attributable to a decrease in New Zealand, primarily in sales and marketing per gross addition. Consolidated sales and marketing decreased primarily related to the $4.2 million impact of the implementation of the new revenue standard in 2019 and related deferral of certain contract acquisition costs.

Equipment Subsidy per Gross Addition

Equipment subsidies, a component of the Company’s cost of acquisition, have centered on an increasing demand for, and promotion of, LTE-enabled devices. In New Zealand, growth in the wireline subscriber base has resulted in an increase in wireline equipment costs. The Company also periodically offers equipment subsidies in New Zealand on certain plans and higher-end wireless devices; however, there has been less of a focus on handset subsidies since the launch of the EIP in the third quarter of 2014. In Bolivia, a comparatively new entrant into smartphone-centric usage, equipment subsidies are used to encourage LTE-enabled device adoption. The grey market category, a source of unsubsidized devices, continues to represent the principal smartphone market in Bolivia.

For the three months ended March 31, 2019, the equipment subsidy per gross addition decreased 89% compared to the same period in 2018. This decrease was driven primarily by a decrease in handset subsidies in Bolivia.

Blended Wireless Churn

Generally, prepaid churn rates are higher than postpaid churn rates. Prepaid churn rates have increased in New Zealand and Bolivia during times of intensive promotional activity as well as periods associated with high-volume consumer shopping, such as major events and holidays. There is generally less seasonality with postpaid churn rates, as postpaid churn is mostly a result of service contract expirations, equipment purchased on an installment payment basis being fully paid off, and new device or service launches.

Both New Zealand and Bolivia evaluate their subscriber bases periodically to assess activity in accordance with their subscriber service agreements, and customers who are unable to pay within established standards are terminated; their terminations are recorded as involuntary churn.

Blended wireless churn decreased 93 basis points for the three months ended March 31, 2019, compared to the same period in 2018, due to decreased churn in both New Zealand and Bolivia. The decrease in churn in New Zealand was due to the shutdown of the Company’s 2G network during the first quarter of 2018, which increased churn in that period, along with postpaid churn reduction initiatives. The decrease in churn in Bolivia was primarily due to a promotion in the first quarter of 2018 which encouraged new subscriber acquisitions over customer retention, thus increasing churn in that period.

Capital Expenditures

Capital expenditures include costs associated with the acquisition and placement into service of property and equipment. The wireless communications industry requires significant and on-going investments, including investment in new technologies and the expansion of capacity and geographical reach. Capital expenditures have a material impact on the Company’s cash flows; therefore, planning, funding and managing such investments is a key focus.

Capital expenditures represent purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts. The Company believes this measure best reflects its cost of capital expenditures in a given period and is a simpler measure for comparing between periods.

For the three months ended March 31, 2019, compared to the same period in 2018, the capital intensity percentage increased primarily due to an increase in capital expenditures in New Zealand due to the timing of those expenditures, continued LTE network overlay and software development enhancements.

Results of Operations

Consolidated Revenues

	Three Months Ended March 31,		% Variance
(in millions)	2019	2018	2019 vs 2018
Revenues:
Wireless service revenues	$116.4	$129.2	(10%	)
Wireline service revenues	16.6	15.2	9%
Equipment sales	52.6	53.8	(2%	)
Non-subscriber ILD and other revenues	2.1	4.5	(52%	)
Total revenues	$187.7	$202.7	(7%	)

Consolidated Wireless Service Revenues

Wireless service revenues decreased $12.8 million for the three months ended March 31, 2019, compared to the same period in 2018. Excluding the impact of foreign currency, wireless service revenues decreased $8.4 million over the same period in 2018. The Company’s implementation of the new revenue standard during the first quarter of 2019 accounted for $1.4 million of the decline in wireless service revenues, primarily associated with postpaid wireless service revenues in Bolivia and the related reallocation from service to equipment revenue. The remaining amount of the decrease in wireless service revenues was attributable to a decline in prepaid wireless service revenues in Bolivia due to the decline in the prepaid subscriber base. Excluding the impact of foreign currency, wireless service revenues declined slightly in New Zealand, compared to the same period in 2018. Additionally, excluding the impact of foreign currency, consolidated data revenues slightly declined over the same period in 2018 as increases in New Zealand were more than offset by the declines in Bolivia.

Consolidated Wireline Service Revenues

Wireline service revenues increased $1.4 million for the three months ended March 31, 2019, compared to the same period in 2018, primarily due to the 22% growth in the wireline subscriber base in New Zealand.

Consolidated Equipment Sales

Equipment sales decreased $1.2 million for the three months ended March 31, 2019, compared to the same period in 2018. Excluding the impact of foreign currency, equipment sales increased $2.2 million over the same period in 2018. This increase was primarily due to the Company’s implementation of the new revenue standard during the first quarter of 2019 and related reallocation from service to equipment revenue.

Consolidated Non-subscriber International Long Distance (“ILD”) and Other Revenues

Non-subscriber ILD and other revenues decreased $2.3 million for the three months ended March 31, 2019, compared to the same period in 2018, due to a decline in the volume of other operators’ subscribers’ traffic on our network and lower rates in an agreement with an ILD operator in New Zealand.

Consolidated Operating Expenses

Operating expenses represent expenditures incurred by the Company’s operations and its corporate headquarters.

	Three Months Ended March 31,		% Variance
(in millions)	2019	2018	2019 vs 2018
Operating expenses:
Cost of service, exclusive of depreciation,
amortization and accretion shown separately	$49.8	$54.8	(9%	)
Cost of equipment sales	53.0	58.0	(9%	)
Sales and marketing	19.6	27.5	(29%	)
General and administrative	34.0	32.2	5%
Depreciation, amortization and accretion	26.7	27.9	(4%	)
Gain on disposal of assets and sale-leaseback
transaction	(7.4)	(0.1)	n/m
Total operating expenses	$175.6	$200.4	(12%	)

Consolidated Cost of Service

Cost of service expense decreased $5.0 million for the three months ended March 31, 2019, compared to the same period in 2018, primarily due to a decline in New Zealand. This decline in New Zealand was mainly attributable to a decline in non-subscriber interconnection costs associated with reduced roamer traffic and certain lower non-subscriber interconnection rates. Additionally, there was a decline of $2.1 million resulting from the impact of foreign currency.

Consolidated Cost of Equipment Sales

Cost of equipment sales decreased $5.0 million for the three months ended March 31, 2019, compared to the same period in 2018, primarily due to the impact of foreign currency.

Consolidated Sales and Marketing

Sales and marketing decreased $8.0 million for the three months ended March 31, 2019, compared to the same period in 2018. The Company’s implementation of the new revenue standard during the first quarter of 2019 and related deferral of certain contract acquisition costs accounted for $4.2 million of the decline in sales and marketing. There was also a decline in advertising and promotions costs of $3.0 million in New Zealand as the first quarter of 2018 included advertising costs related to 2degrees’ new brand campaign and the launch of new plans along with production costs timing.

Consolidated General and Administrative

General and administrative costs increased $1.7 million for the three months ended March 31, 2019, compared to the same period in 2018, due to $4.3 million of costs in Bolivia in connection with the initial closing of the agreement to sell and leaseback certain network towers, including related transaction taxes, bank fees, and other deal costs. This increase was partially offset by a decline of $1.2 million in New Zealand resulting from the impact of foreign currency. Additionally, there was a decline of $0.5 million in consolidated costs incurred related to higher prior year costs associated with the implementation of the new revenue recognition standard.

Consolidated Gain on Disposal of Assets and Sale-Leaseback Transaction

Gain on disposal of assets and sale-leaseback transaction increased $7.3 million for the three months ended March 31, 2019, compared to the same period in 2018, due to the gain recognized on the tower sale transaction in Bolivia during the first quarter of 2019.

Consolidated Other Expenses (Income)

	Three Months Ended March 31,		% Variance
(in millions)	2019	2018	2019 vs 2018
Interest expense	$11.8	$11.1	6%
Change in fair value of warrant liability	0.4	(2.3)	118%
Other, net	1.2	(1.0)	218%

Consolidated Interest Expense

Interest expense increased by $0.6 million for the three months ended March 31, 2019, compared to the same period in 2018, primarily due to an increase in New Zealand. This increase resulted from individually insignificant items.

Consolidated Change in Fair Value of Warrant Liability

As of February 7, 2017, in connection with the completion of the Arrangement, TIP Inc.’s issued and outstanding warrants were classified as a liability, as the warrants are written options that are not indexed to Common Shares. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Condensed Consolidated Statement of Operations. The non-cash loss from the change in fair value of the warrant liability increased by $2.7 million for the three months ended March 31, 2019, due to changes in the trading price of the warrants.

Consolidated Other, Net

Other, net expense increased by $2.2 million for the three months ended March 31, 2019, compared to the same period in 2018, primarily due to losses on foreign currency transactions in New Zealand as a result of the adverse impact from the changes in exchange rates between the New Zealand dollar and other currencies in which transactions are denominated. There was also an increase in loss related to derivative instruments in New Zealand for the three months ended March 31, 2019, compared to the same period in 2018.

Consolidated Income Taxes

	Three Months Ended March31,		% Variance
(in millions)	2019	2018	2019 vs 2018
Income tax expense	$1.7	$1.8	(9%	)

Income Tax Expense

Income tax expense decreased by $0.2 million for the three months ended March 31, 2019, compared to the same period in 2018. This decrease resulted from individually insignificant items.

Business Segment Analysis

The Company’s two reporting segments (New Zealand (2degrees) and Bolivia (NuevaTel)) provide a variety of wireless voice and data communications services, including local, international long distance and roaming services for both subscribers and international visitors roaming on the Company’s networks. Services are provided to subscribers on both a postpaid and prepaid basis. In Bolivia, fixed public telephony services are also offered via wireless backhaul connections, as well as in-home use based on WiMAX technology. In New Zealand, fixed-broadband communications services, or wireline services, have been offered since May 2015.

The Company’s networks support several digital technologies: GSM, 3G, 4G LTE and WiMAX. In Bolivia, the Company launched 4G LTE services in May 2015 and the Company had 1,126 4G LTE sites on-air as of March 31, 2019, an increase of 11 4G LTE sites during the first quarter of 2019. In New Zealand, the Company launched 4G LTE services in 2014 and the Company had 1,095 4G LTE sites on-air as of March 31, 2019.

	2degrees	NuevaTel
Trilogy LLC Ownership Percentage as of March 31, 2019	73.3%	71.5%
Launch Date	August 2009	November 2000
Population (in millions)(1)	4.5	11.3
Wireless Penetration(2)	141%	82%
Company Wireless Subscribers (in thousands) as of March 31, 2019	1,414	2,011
Company Market Share of Wireless Subscribers(2)	23%	21%

Notes:

(1)Source: The U.S. Central Intelligence Agency’s World Factbook as of July 2018.
(2)Source: Management estimate based on most currently available information.

Following its launch in 2009 as New Zealand’s third wireless entrant, 2degrees quickly gained market share. Based on the most currently available information, management estimates that the New Zealand operation has a market share of wireless subscribers of 23%. The Company believes there is continued opportunity for significant growth in the estimated $5 billion NZD New Zealand telecommunications market where we estimate 2degrees has approximately a 15% share of the revenue.

The Bolivian market also consists of three mobile operators. Based on the most currently available information, management estimates that the Bolivian operation has a market share of wireless subscribers of 21%. The cash flow generated from its operations has been used to fund its ongoing 4G LTE network expansion as well as to pay dividends to shareholders. Bolivia has low smartphone and broadband penetration compared to other Latin American markets, thus creating opportunity for continued growth in data usage. Furthermore, the Company believes that the availability of LTE-enabled devices at prices affordable to Bolivian customers, the introduction of other mobile data-capable devices and the availability of additional content will accelerate the rate of LTE-enabled devices penetration and data usage in Bolivia.

New Zealand (2degrees)

2degrees launched commercial service in 2009. As of March 31, 2019, Company-controlled entities owned 73.3% of 2degrees with the remaining interests (26.7%) owned by Tesbrit B.V., a Dutch investment company.

Overview

2degrees successfully entered the New Zealand market in 2009. Prior to 2degrees’ entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand (“Spark”)), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of Organization for Economic Co-operation and Development countries. These two factors led the Company to believe that New Zealand presented a significant opportunity for a third competitor to enter the market successfully.

Consequently, 2degrees launched in the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus, and differentiated brand positioning. 2degrees introduced a novel, low-cost, prepaid mobile product that cut the incumbents’ prices of prepaid voice calls and text messages in half and rapidly gained market share. Since then, 2degrees has reinforced its reputation as the challenger brand by combining low-cost alternatives with excellent customer service.

Additionally, 2degrees provides fixed broadband communications services to residential and enterprise customers.

Services; Distribution; Network; 2degrees Spectrum Holdings

For a discussion of these topics, please refer to TIP Inc.’s MD&A for the year ended December 31, 2018.

Governmental Regulation

New Zealand’s Minister of Broadcasting, Communications and Digital Media, supported by the Ministry of Business Innovation and Employment (“MBIE”), advises the government on policy for telecommunications and spectrum issues. Following a general election in October 2017, the New Zealand Labour, New Zealand First and Green parties formed a new coalition government. The current Minister of Broadcasting, Communications and Digital Media is a New Zealand Labour MP, appointed to this position in September 2018. The New Zealand Labour party has signaled particular interest in digital content, digital inclusion, regional and broadcasting issues. The government has established a Digital Economy and Digital Inclusion Ministerial Advisory Group to advise the government on how it can best meet its objectives to grow the digital economy, reduce digital divides and benefit from new digital technologies.

The MBIE administers the allocation of radio frequency management rights. 2degrees offers service pursuant to management rights in the 700 MHz band, the 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees’ 900 MHz and 700 MHz spectrum rights expire in, or can be extended to, 2031; the 2degrees 1800 MHz and 2100 MHz spectrum rights expire in 2021. The MBIE has announced that the government intends to renew 2degrees’ 1800 MHz and 2100 MHz rights but will hold back, for future use, 5 MHz in each of the transmit and receive frequencies from 2degrees’ 1800 MHz license renewal. (The MBIE will withdraw 5MHz in the transmit and receive frequencies from Vodafone’s and Spark’s 1800 MHz renewals in 2021 as well). As a result, 2degrees will hold 20 MHz x 2 of 1800 MHz spectrum and 15 MHz x 2 of 2100 MHz spectrum following the renewals in 2021. The New Zealand government has indicated that the cost to 2degrees for these renewals will be approximately $50 million NZD and installment terms will be offered, which is consistent with 2degrees’ expectations. The MBIE is also preparing for the introduction of fifth generation wireless services (“5G”) in New Zealand, including consideration of 5G spectrum allocation and timing. In line with international developments, the government has announced its intention to auction 5G rights in the 3.5 GHz band in 2020, although it has yet to provide the exact timing or allocation details. The MBIE is currently considering technical issues related to such an allocation. The MBIE is considering other potential 5G bands, including 600 MHz and mmWave spectrum (above 20 GHz) for allocation in the future.

The politically independent Commerce Commission of New Zealand (the “Commerce Commission”) is responsible for implementation of New Zealand’s Telecommunications Act 2001. The Commerce Commission includes a Telecommunications Commissioner, who oversees a team that monitors the telecommunications marketplace and identifies telecommunications services that warrant regulation. The Commerce Commission’s recommendations are made to the Minister of Broadcasting, Communications and Digital Media. For services that are regulated, the Commerce Commission is authorized to set price and/or non-price terms for services and to establish enforcement arrangements applicable to regulated services. The Commerce Commission’s responsibilities include wholesale regulation of the fixed line access services that 2degrees offers, including unbundled bitstream access. The Commerce Commission is currently conducting a study of the mobile market. The purpose of this review is to develop a common understanding of the competitive landscape and any future competition issues. The study considers both evolving consumer preferences and technological shifts, including implications of fixed-mobile convergence and 5G for infrastructure sharing and wholesale access regulation. The Commerce Commission is consulting with industry stakeholders and expects to release preliminary findings of its study in May 2019 and a final report in September 2019.

The New Zealand government completed a review of the Telecommunications Act 2001 and issued policy recommendations in June 2017. As a result, legislation was passed late in 2018 that sets out a new regulatory framework for fiber services, which 2degrees employs for the provision of both fixed broadband and mobile communications services to its customers. The legislation takes a regulated “utility style” building blocks approach, representing a shift from the existing Total Service Long Run Increment Cost pricing approach applied to copper services. Copper services will be deregulated in areas where fiber services are available. Access to fiber unbundling will be required, but is not price-regulated. The Commerce Commission is now responsible for implementing this new utility style framework for fiber. It has begun, and will continue, to conduct extensive industry consultations regarding this so that it can put in place the new regime by January 2022, as required. An ‘emerging views’ paper regarding the fiber input methodologies it will adopt is expected to be published the first half of 2019.

In addition, under the new legislation, telecommunications monitoring will be expanded to provide a greater emphasis on service quality rather than the current focus on price and coverage. We expect the Commerce Commission to consult with industry stakeholders on the collection of retail service quality data in 2019.

There are no major changes to the regulation of mobile-specific services, but the new legislation streamlines various Telecommunications Act 2001 processes, shortening the time for implementation of future regulations, which could include rules governing the mobile sector.

The New Zealand government has taken an active role in funding fiber (the Ultra-Fast Broadband Initiative) and wireless infrastructure (the Rural Broadband Initiative or “RBI”) to enhance citizens’ access to higher speed broadband services. The Ultra-Fast Broadband Initiative has been extended over time and fiber is now expected to reach 87% of the population by December 2022. In addition, the government announced an extension of the RBI to RBI2 (“RBI2”) and a Mobile Black Spots Fund (“MBSF”). The New Zealand government initially allocated a fund of $150 million NZD for RBI2 and MBSF. In April 2017, the three national mobile providers, 2degrees, Vodafone and Spark, formed a joint venture to deliver a shared wireless broadband/mobile solution in the rural areas identified by the government. In August 2017, the New Zealand government signed an agreement with the joint venture to fund a portion of the country’s rural broadband infrastructure project (the “RBI2 Agreement”). Under the RBI2 Agreement, each joint venture partner, including 2degrees, committed to invest $20 million NZD over several years in accordance with payment milestones agreed upon between the parties to the agreement. 2degrees will also contribute to the operating costs of the RBI2 network. In December 2018, details of a further extension of the RBI2/MBSF were announced. This is expected to extend coverage to 99.8% of the population and is funded with an additional $145 million NZD.

In the past, New Zealand’s government has supported competition in the telecommunications market. In February 2017, the Commerce Commission rejected a proposed merger between Vodafone and Sky Network Television, a satellite pay television provider, on grounds that the transaction would lessen competition. The government also has previously imposed limits on the quantity of spectrum that any one party and its associates can hold in specific frequency bands, and has permitted purchasers of spectrum rights to satisfy their purchase payment obligations over time (both of which assisted 2degrees’ ability to acquire spectrum rights); however, the government does not have a clear policy to continue these practices.

New Zealand - Operating Results

	Three Months Ended March 31,			% Variance
(in millions, unless otherwise noted)	2019	2018		2019 vs 2018
Service revenues	$82.9	$89.0		(7%	)
Total revenues	$132.7	$142.1		(7%	)
Data as a % of wireless service revenues (1)	70%	65%		n/m
New Zealand Adjusted EBITDA	$25.3	$18.8		35%
New Zealand Adjusted EBITDA Margin %(2)	31%	21%		n/m

Postpaid Subscribers (in thousands)
Net additions	7	5		44%
Total postpaid subscribers	438	401		9%

Prepaid Subscribers (in thousands)
Net additions (losses)	12	(43	)(3)	127%
Total prepaid subscribers	977	983		(1%	)

Total wireless subscribers (in thousands)	1,414	1,384		2%

Wireline Subscribers (in thousands)
Net additions	5.3	3.2		69%
Total wireline subscribers	87	72		22%
Total ending subscribers (in thousands)	1,502	1,455		3%

Blended wireless churn	2.62%	3.86%	(3)	n/m
Postpaid churn	1.27%	1.78%		n/m

Monthly blended wireless ARPU (not rounded)	$15.35	$16.66		(8%	)
Monthly postpaid wireless ARPU (not rounded)	$31.88	$36.32		(12%	)
Monthly prepaid wireless ARPU (not rounded)	$7.75	$7.98	(3)	(3%	)

Residential wireline ARPU (not rounded)	$48.34	$51.80		(7%	)

Capital expenditures (4)	$15.0	$13.1		14%
Capital intensity	18%	15%		n/m

n/m - not meaningful
Notes:

(1)

Definition of wireless data revenues has been updated to exclude revenues related to SMS usage. See "Definitions and Reconciliations of Non-GAAP Measures- Key Industry Performance Measures-Definitions" in this MD&A.

(2)	New Zealand Adjusted EBITDA Margin is calculated as New Zealand Adjusted EBITDA divided by New Zealand service revenues.
(3)

Includes approximately 48 thousand deactivations of prepaid wireless subscribers relating to the 2G network shutdown that occurred in the first quarter of 2018. Exclusive of these deactivations, prepaid net subscriber additions would have been 6 thousand, blended wireless churn would have been 2.65% and monthly prepaid wireless ARPU would have been $7.79 for the three months ended March 31, 2018.

(4)	Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.

Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018

Service revenues declined $6.1 million for the three months ended March 31, 2019, compared to the same period in 2018. Excluding the impact of foreign currency, service revenues declined slightly compared to the same period in 2018. Excluding this impact, postpaid wireless service revenues increased $0.8 million and wireline service revenues increased $2.3 million driven by the larger postpaid and wireline subscriber bases. These increases were offset by declines in roamer revenues and non-subscriber ILD revenues attributable to a decline in the volume of other operators’ subscribers’ traffic on our network and lower rates in an agreement with an ILD operator. Excluding the impact of foreign currency, subscriber revenues, which includes postpaid and prepaid wireless service revenues and wireline service revenues, increased $3.2 million for the three months ended March 31, 2019, compared to the same period in 2018.

Total revenues declined $9.4 million for the three months ended March 31, 2019, compared to the same period in 2018. Excluding the impact of foreign currency, total revenues were flat compared to the same period in 2018.

For the three months ended March 31, 2019, compared to the same period in the prior year, operating expenses declined $17.2 million ($8.4 million excluding the impact of foreign currency), primarily due to the following:

•

Cost of service declined $4.3 million primarily due to a decline in non-subscriber interconnection costs associated with the decline in roamer traffic and certain lower non-subscriber interconnection rates. The decrease in cost of service was also due to a $2.1 million decrease attributable to the impact of foreign currency. These declines were partially offset by transmission expense increases associated with the growth of the wireline subscriber base;

•	Cost of equipment sales declined $4.1 million primarily due to the impact of foreign currency;

•

Sales and marketing declined $7.1 million primarily due to a decrease in commissions costs of $3.5 million and a decrease in advertising and promotions costs of $3.0 million. The Company’s implementation of the new revenue standard during the first quarter of 2019 accounted for $2.6 million of the decline in commissions costs. The remaining decline in commission costs relates to efforts to stimulate subscriber growth during the first quarter of 2018 following our billing system transition in 2017. The decline in advertising and promotions costs was attributable to higher costs associated with 2degrees’ new brand campaign and the launch of new plans and promotions during the first quarter of 2018 along with production costs timing;

•	General and administrative declined $0.5 million primarily due to the impact of foreign currency; and

•	Depreciation, amortization, and accretion declined $1.2 million primarily due to the impact of foreign currency.

New Zealand Adjusted EBITDA increased by $6.5 million for the three months ended March 31, 2019, compared to the same period in 2018. The increase in Adjusted EBITDA was primarily the result of the decline in sales and marketing described above. The increase in subscriber revenues described above, excluding the impact of foreign currency, also contributed to the increase in Adjusted EBITDA.

Capital expenditures increased $1.9 million for the three months ended March 31, 2019, compared to the same period in 2018. This increase was primarily due to the timing of those expenditures, continued LTE network overlay and software development enhancements. As of March 31, 2019, 99% of our network was overlaid with LTE, as compared to 94% as of March 31, 2018.

Subscriber Count

2degrees’ wireless subscriber base increased 2%, compared to March 31, 2018, driven by a 9% increase in postpaid wireless subscribers. As of March 31, 2019, postpaid wireless subscribers comprised approximately 31% of the total wireless subscriber base, an increase of two percentage points from March 31, 2018. Postpaid wireless subscriber growth was primarily driven by promotional offers coupled with improvements in postpaid churn. As of March 31, 2019, 2degrees’ wireline subscriber base increased 22% compared to the first quarter of 2018. Our wireline subscriber increase was mainly due to continued competitive offers in the market.

Blended Wireless ARPU

2degrees’ blended wireless ARPU is generally driven by the mix of postpaid and prepaid subscribers, foreign currency exchange rate fluctuations, the amount of data consumed by the subscriber, and the mix of service plans and bundles.

Blended wireless ARPU decreased 8% for the three months ended March 31, 2019, compared to the same period in 2018. Excluding the impact of foreign currency, blended wireless ARPU decreased 2% for the three months ended March 31, 2019, compared to the same period in 2018. This decrease was primarily due to a decline in roaming revenue per average subscriber, partially offset by the higher proportion of postpaid wireless subscribers. Excluding foreign currency impact, blended wireless ARPU related to data revenues increased 5% compared to the same period in 2018.

New Zealand Business Outlook, Competitive Landscape and Industry Trend

The New Zealand Business Outlook, Competitive Landscape and Industry Trend are described in TIP Inc.’s MD&A for the year ended December 31, 2018.

Bolivia (NuevaTel)

The Trilogy LLC founders launched NuevaTel in 2000 while they served in senior management roles with Western Wireless. Trilogy LLC subsequently acquired a majority interest in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

Overview

NuevaTel, which operates under the brand name “Viva” in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings and high quality subscriber care. NuevaTel focuses its customer targeting efforts on millennials and differentiates itself through simplicity, transparency and a strong national brand. As of March 31, 2019, NuevaTel had approximately 2.0 million wireless subscribers which management estimates to be a market share of 21%.

Services; Distribution; Network; NuevaTel Spectrum Holdings

For a discussion of these topics, please refer to TIP Inc.’s MD&A for the year ended December 31, 2018.

Governmental Regulation

NuevaTel operates two spectrum licenses in the 1900 MHz band; the first license expires in November 2019, and the second license expires in 2028. Additionally, NuevaTel provides 4G LTE services in the 1700 / 2100 MHz bands with a license term expiring in 2029. NuevaTel also provides fixed broadband services using WiMAX and fixed LTE technologies through spectrum licenses in the 3500 MHz band with minimum terms ranging from 2024 to 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request.

The Bolivian telecommunications law (“Bolivian Telecommunications Law”), enacted on August 8, 2011, requires telecommunications operators to pay recurring fees for the use of certain spectrum (such as microwave links), and a regulatory fee of 1% and a universal service tax of up to 2% of gross revenues. The law also authorizes the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (the “ATT”), Bolivia’s telecommunications regulator, to promulgate rules governing how service is offered to consumers and networks are deployed. The ATT required carriers to implement number portability by October 1, 2018, an obligation which NuevaTel has satisfied. It requires wireless carriers to publish data throughput speeds to their subscribers and to pay penalties if they do not comply with transmission speed commitments. The ATT has also conditioned the 4G LTE licenses it awarded to Tigo (a wireless competitor to NuevaTel) and NuevaTel on meeting service deployment standards, requiring that the availability of 4G LTE service expand over a 96-month period from urban to rural areas through mid-2022. NuevaTel has met its 4G LTE launch commitments thus far and intends to continue to satisfy this commitment.

The ATT has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, the manner in which they maintain their networks and the manner in which they report to the ATT regarding network performance (including service interruptions). In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning past service quality deficiencies in 2010 and a service outage in 2015. The fine relating to 2010 service quality deficiencies, in the amount of $2.2 million, was annulled by the Bolivian Supreme Tribunal of Justice on procedural grounds, but the ATT was given the right to impose a new fine. The ATT has until December 2019 to do so. Should it decide to impose a new fine, NuevaTel can discharge the fine by paying half of the penalty on condition that it waives its right to appeal. The Company has accrued the full amount of $2.2 million. The fine relating to the 2015 service outage, $4.5 million, was also initially annulled by the Bolivian Public Works Ministry, which supervises the ATT; however, the ATT was allowed to re-impose the fine, which it did, although it noted in its findings that the outage was a force majeure event. NuevaTel filed an appeal to the Ministry against the re-imposition of the fine. In September 2018, the Ministry notified NuevaTel that it rejected the appeal and that NuevaTel would be required to pay the $4.5 million fine plus interest. NuevaTel accrued $4.5 million for the fine in its financial statements in the third quarter of 2018. NuevaTel has appealed the Ministry’s decision to the Supreme Tribunal of Justice.

NuevaTel’s licensing contracts typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of each license contract’s term and 5% of gross revenue of the authorized service in subsequent years. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the licensing contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carriers are permitted by ATT regulations to meet their performance bond requirements by using insurance policies, which must be renewed annually. If NuevaTel is unable to renew its insurance policies, it would be required to seek to obtain a performance bond issued by a Bolivian bank. This performance bond would likely be available under less attractive terms than NuevaTel’s current insurance policies. The failure to obtain such a bond could have a material adverse effect on the Company’s business, financial condition and prospects.

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the Bolivian government. In February 2019, NuevaTel signed its new license agreement. The agreement governs (but does not replace) NuevaTel’s existing spectrum grants and its concessions to provide mobile voice services and data services. NuevaTel’s initial 1900 MHz spectrum grant and its mobile and data services concessions are due to be renewed in November 2019. The Company expects, but cannot guarantee, that this spectrum grant and the service concessions will be renewed at that time. NuevaTel anticipates that the government will not assess a charge for the renewal of the mobile and data service concessions, but it will be required to pay a fee to renew the 1900 MHz spectrum grant. The government has not specified a price for renewal; however, based on the fee paid by Tigo in connection with its 2015 spectrum grant renewal, NuevaTel estimates that it will be required to pay approximately $25 million for its 1900 MHz spectrum renewal in the fourth quarter of 2019. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases and from reinvestment of a portion of the proceeds of the sale-leaseback of NuevaTel’s towers entered into in February 2019.

Entel, the government-owned wireless carrier, maintains certain advantages under the Bolivian Telecommunications Law. Entel normally receives most of the universal service tax receipts paid to the government by telecom carriers; Entel uses these funds to expand its network in rural areas that are otherwise unprofitable to serve. Also, the Bolivian Telecommunications Law guarantees Entel access to new spectrum licenses, although it does require Entel to pay the same amount for new and renewed spectrum licenses as are paid by those who acquire spectrum in auctions or by arrangement with the government (including payments for license renewals).

Bolivia - Operating Results

	Three Months Ended March 31,		% Variance
(in millions, unless otherwise noted)	2019	2018	2019 vs 2018

Service revenues	$52.1	$59.6	(13%	)
Total revenues	$55.0	$60.4	(9%	)
Data as a % of wireless service revenues (1)	47%	46%	n/m
Bolivia Adjusted EBITDA	$14.2	$17.0	(16%	)
Bolivia Adjusted EBITDA Margin %(2)	27%	28%	n/m

Postpaid Subscribers (in thousands)
Net (losses) additions	(4.0)	0.9	(542%	)
Total postpaid subscribers	333	342	(3%	)

Prepaid Subscribers (in thousands)
Net (losses) additions	(14)	55	(125%	)
Total prepaid subscribers	1,621	1,853	(13%	)

Other wireless subscribers (in thousands)(3)	57	60	(5%	)

Total wireless subscribers (in thousands)	2,011	2,255	(11%	)

Blended wireless churn	6.38%	6.98%	n/m
Postpaid churn	2.00%	1.88%	n/m

Monthly blended wireless ARPU (not rounded)	$8.53	$8.84	(4%	)
Monthly postpaid wireless ARPU (not rounded)	$20.07	$21.91	(8%	)
Monthly prepaid wireless ARPU (not rounded)	$5.81	$6.04	(4%	)
Capital expenditures(4)	$4.3	$4.2	2%

Capital intensity	8%	7%	n/m

n/m - not meaningful
Notes:
(1)Definition of data revenues has been updated to exclude revenues related to SMS usage. See "Definitions and Reconciliations of Non-GAAP Measures- Key Industry Performance Measures-Definitions" in this MD&A.
(2)Bolivia Adjusted EBITDA Margin is calculated as Bolivia Adjusted EBITDA divided by Bolivia service revenues.
(3)Includes public telephony and other wireless subscribers.
(4)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.

Three Months Ended March 31, 2019 Compared to Same Period in 2018

Service revenues declined $7.5 million for the three months ended March 31, 2019, compared to the same period in 2018, primarily due to a $4.7 million decline in prepaid revenues reflecting the decline in the subscriber base. Postpaid revenues declined $2.3 million for the three months ended March 31, 2019, compared to the same period in 2018, primarily due to a $1.4 million impact from the implementation of the new revenue standard in 2019 and related reallocation from service to equipment revenue. Service revenues were also impacted by competitive pricing changes in the market due to the introduction of mobile number portability on October 1, 2018.

Data revenues represented 47% of wireless services revenues for the three months ended March 31, 2019, an increase from 46% over the same period in 2018. LTE adoption increased to 40% as of March 31, 2019, from 21% as of March 31, 2018. Growth of LTE users continues, which has driven an overall increase in data consumption, partially offsetting pricing pressure in the market.

Total revenues declined by $5.4 million for the three months ended March 31, 2019, compared to the same period in 2018, primarily due to the decrease in service revenues discussed above. The decline in service revenues was partially offset by a $2.1 million increase in equipment sales, of which $1.3 million was due to the implementation of the new revenue standard in 2019 as discussed above.

For the three months ended March 31, 2019, compared to the same period in 2018, operating expenses decreased $5.7 million primarily due to the following:

➢

Cost of service decreased $0.7 million for the three months ended March 31, 2019, compared to the same period in 2018, primarily due to a decrease in interconnection costs due to lower voice and SMS traffic terminating outside of NuevaTel’s network;

➢

Cost of equipment sales decreased $0.9 million for the three months ended March 31, 2019, compared to the same period in 2018, mainly due to a decrease in the number of handsets sold during the period;

➢

Sales and marketing decreased $0.9 million for the three months ended March 31, 2019, compared to the same period in 2018, primarily due to the implementation of the new revenue standard during the first quarter of 2019 and related deferral of certain contract acquisition costs, which resulted in a $1.6 million decline in sales and marketing. This decrease was partially offset by an increase in customer retention and advertising and promotion expenses; and

➢

General and administrative increased $4.1 million for the three months ended March 31, 2019, compared to the same period in 2018, primarily due to $4.3 million of costs incurred in connection with the initial closing of the agreement to sell and leaseback certain network towers and related transaction taxes, bank fees, and other deal costs. For additional information, see Note 2 – Property and Equipment to the Company’s Condensed Consolidated Financial Statements.

Bolivia Adjusted EBITDA declined $2.8 million for the three months ended March 31, 2019, compared to the same period in 2018, primarily due to the decrease in service revenues. This decline was partially offset by the $1.5 million impact of the implementation of the new revenue standard in 2019 on Bolivia Adjusted EBITDA and a year over year decline in equipment subsidies.

Capital expenditures increased by $0.1 million for the three months ended March 31, 2019, compared to the same period in 2018, mainly due to timing of spending.

Subscriber Count

Bolivia’s wireless subscriber base has historically been predominantly prepaid, although the postpaid portion of the base has grown in recent years. In addition to prepaid and postpaid, Bolivia’s wireless subscriber base includes public telephony subscribers, as well as fixed wireless subscribers; these subscribers comprised 3% of the overall subscriber base as of March 31, 2019.

Bolivia’s wireless subscriber base declined 11% as of March 31, 2019, compared to March 31, 2018, resulting from a 13% decline in prepaid subscribers and a 3% decline in postpaid subscribers.

The decrease in prepaid subscribers is largely due to the conclusion of a promotion in the first half of 2018 which emphasized new subscriber acquisitions over customer retention. Additionally, the introduction of number portability in the fourth quarter of 2018 resulted in declines in the prepaid and postpaid subscriber bases.

Blended Wireless ARPU

Bolivia’s blended wireless ARPU is generally driven by LTE adoption, the mix and number of postpaid and prepaid subscribers, service rate plans, and any discounts or promotional activities used to drive either subscriber volume or data usage increases. Subscriber usage of web navigation, voice services, SMS, and value-added services also have an impact on Bolivia’s blended wireless ARPU.

Blended wireless ARPU decreased 4% for the three months ended March 31, 2019, compared to the same period in 2018. This decrease was primarily driven by the decline in prepaid revenues. Postpaid wireless ARPU declined 8% predominately driven by the $1.4 million impact for implementation of the new revenue standard during the first quarter of 2019 and related reallocation from service to equipment revenue. Without the impact from the new revenue standard, postpaid wireless ARPU would have declined 2% in the period.

Bolivia Business Outlook, Competitive Landscape and Industry Trend

The Bolivia Business Outlook, Competitive Landscape and Industry Trend are described in TIP Inc.’s MD&A for the year ended December 31, 2018.

Selected Financial Information

The following tables set forth our summary consolidated financial data for the periods ended and as of the dates indicated below.

The summary consolidated financial data is derived from our Condensed Consolidated Financial Statements for each of the periods indicated in the following tables.

Differences between amounts set forth in the following tables and corresponding amounts in our Condensed Consolidated Financial Statements and related notes which accompany this MD&A are a result of rounding. Amounts for subtotals, totals and percentage variances presented in the following tables may not sum or calculate using the numbers as they appear in the tables as a result of rounding.

Selected balance sheet information

The following table shows selected consolidated financial information for the Company’s financial position as of March 31, 2019 and December 31, 2018. The table below provides information related to the cause of the changes in financial position by financial statement line item for the period compared.

Consolidated Balance Sheet Data

	As of March 31,	As of December 31,
(in millions, except as noted)	2019	2018	Change includes:
Cash and cash equivalents % Change	$99.9 127%	$43.9

Increase is due to cash proceeds of $64 million related to the NuevaTel tower sale-leaseback transaction. This increase was partially offset by NuevaTel’s prepayment of annual license and spectrum fees.

All other current assets % Change	165.4 7%	154.6

Increase is due to NuevaTel’s prepayment of annual license and spectrum fees amortized in the year and the Company’s implementation of the new revenue standard and capitalization of related contract assets, partially offset by a decline in 2degrees’ inventory balance.

Property, equipment and intangibles % Change	464.3 (2%)	475.8

Decrease is due to additions during the period being less than depreciation and amortization. There was also a decline attributable to the NuevaTel tower sale-leaseback transaction offset by the foreign currency translation adjustment due to the strengthening of the New Zealand dollar as compared to the U.S. dollar.

All other non-current assets % Change	81.9 27%	64.6	Increase is due to the increase in the deferred tax asset primarily as a result of NuevaTel’s tower transaction.

Total assets	$811.6	$739.0

Current portion of long-term debt % Change	$15.0 80%	$8.3	Increase is primarily due to the $5.3 million outstanding balance as of March 31, 2019 of the working capital facility under the New Zealand senior facilities agreement. No amounts were drawn on this facility as of December 31, 2018.

All other current liabilities % Change	231.5 3%	224.0	Increase reflects the income tax accrual at NuevaTel including the impact of the gain on the tower transaction, the accrued interest on the Trilogy LLC 8.875% notes due 2022 (the “Trilogy LLC 2022 Notes”), and the recognition of the current portion of deferred gain related to the NuevaTel tower sale-leaseback transaction. These increases were partially offset by a decline in handset purchases at 2degrees.

Long-term debt % Change	516.7 4%	498.5	Increase is primarily due to the recognition of the financing obligation related to the NuevaTel tower sale-leaseback transaction and drawdown on a Bolivian bank loan, partially offset by the transfers to current portion of long-term debt of installments due within one year.

All other non-current liabilities % Change	78.1 87%	41.8	Increase is due to the long-term portion of deferred gain related to the NuevaTel tower sale-leaseback transaction.

Total shareholders' deficit % Change	(29.7) 12%	(33.6)	Change is primarily due to the Company’s implementation of the new revenue standard, partially offset by the net loss during the first quarter of 2019.
Total liabilities and shareholders' deficit	$811.6	$739.0

Selected quarterly financial information

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP. Amounts related to the amortization of imputed discount on EIP receivables have been reclassified for all periods from Other, net and are now included as a component of service revenues and amounts related to the change in fair value of warrant liability have been reclassified from Other, net to conform to the current period presentation. These reclassifications had no effect on previously reported net (loss) income.

(in millions, except per unit amounts)	2019	2018				2017
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Service revenues	$135.1	$139.0	$141.0	$147.6	$148.9	$143.5	$153.0	$151.4
Equipment sales	52.6	68.0	49.4	50.5	53.8	58.9	38.8	42.1
Total revenues	187.7	207.0	190.4	198.1	202.7	202.5	191.8	193.5
Operating expenses	(175.6)	(198.9)	(184.2)	(193.1)	(200.4)	(198.8)	(184.1)	(182.3)
Operating income	12.1	8.0	6.3	5.0	2.3	3.7	7.7	11.2
Interest expense	(11.8)	(12.2)	(11.1)	(11.5)	(11.1)	(11.1)	(11.2)	(18.5)
Change in fair value of warrant liability	(0.4)	0.3	0.9	2.8	2.3	5.6	-	3.5
Debt modification and extinguishment costs	-	-	(4.2)	-	-	-	-	(6.7)
Other, net	(1.2)	(0.3)	(4.9)	(0.5)	1.0	0.5	0.5	1.6
Loss before income taxes	(1.2)	(4.3)	(13.0)	(4.1)	(5.5)	(1.3)	(3.0)	(8.9)
Income tax expense	(1.7)	-	(0.9)	(2.2)	(1.8)	(1.0)	(2.6)	(1.8)
Net loss	(2.9)	(4.2)	(13.9)	(6.3)	(7.3)	(2.4)	(5.6)	(10.8)
Net (income) loss attributable to noncontrolling interests	(1.1)	0.3	5.5	2.9	2.8	2.6	1.4	5.2

Net (loss) income attributable to TIP Inc.	$(4.0)	$(3.9)	$(8.4)	$(3.4)	$(4.5)	$0.3	$(4.1)	$(5.5)

Net (loss) income attributable to TIP Inc. per share:
Basic	$(0.07)	$(0.07)	$(0.15)	$(0.06)	$(0.09)	$0.01	$(0.10)	$(0.13)
Diluted	$(0.07)	$(0.07)	$(0.15)	$(0.07)	$(0.09)	$(0.03)	$(0.10)	$(0.16)

Quarterly Trends and Seasonality

The Company’s operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of the Company’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets, and changes in income taxes.

New Zealand and Bolivia

Trends in New Zealand and Bolivia’s service revenues and overall operating performance are affected by:

•	Lower prepaid subscribers due to shift in focus to postpaid sales;
•	Higher usage of wireless data due to migration from 3G to 4G LTE;
•	Increased competition leading to larger data bundles offered for price which has contributed to lower data ARPU;
•	Higher handset sales as more consumers shift to smartphones and higher-end devices;
•	Stable postpaid churn, which the Company believes is a reflection of the Company’s heightened focus on high-value subscribers and the Company’s enhanced subscriber service efforts;

•	Decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance;
•	Lower roaming revenue as network-coverage enhancements are made, as well as increased uptake of value-added roaming plans;
•	Varying handset subsidies as more consumers shift toward smartphones with the latest technologies;
•	Varying handset costs related to advancement of technologies and reduced supplier rebates or discounts on highly- sought devices;
•	Seasonal promotions which are typically more significant in periods closer to year-end;
•	Subscribers activating and suspending service to take advantage of promotions by the Company or its competitors;
•	Higher voice and data costs related to the increasing number of subscribers, or, alternatively, a decrease in costs associated with a decline in voice usage; and
•	Higher costs associated with the retention of high-value subscribers.

Trends in New Zealand’s service revenues and operating performance that are unique to its fixed broadband business include:

•	Higher internet subscription fees as subscribers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;
•	Subscribers bundling their service plans at a discount;
•	Fluctuations in retail broadband pricing and operating costs influenced by government-regulated copper wire services pricing and changing consumer and competitive demands;
•	Availability of fiber services in a particular area or general network coverage; and
•	Individuals swapping technologies as fiber becomes available in their connection area.

Liquidity and Capital Resources Measures

As of March 31, 2019, the Company had approximately $99.9 million in cash and cash equivalents of which $2.3 million was held by 2degrees, $86.6 million was held by NuevaTel (which includes $64.3 million of cash proceeds from the initial closing of the tower sale-leaseback transaction and which is subject to certain reinvestment requirements), and $11.0 million was held at headquarters and others. The Company also had approximately $2.0 million in short-term investments at corporate headquarters and $8.3 million of available capacity on the line of credit facility in New Zealand as of March 31, 2019. Cash and cash equivalents increased $56.0 million since December 31, 2018, primarily due to the $64.3 million cash consideration from the initial closing for 400 towers in Bolivia completed in February 2019. Of the $64.3 million cash consideration, $49.9 million was considered investing activity and the remaining considered financing activity. For additional information, see Note 2 – Property and Equipment to the Company’s Condensed Consolidated Financial Statements. For the three months ended March 31, 2019, cash was primarily used for the purchase of property and equipment.

In November 2019, the license for 30 MHz of NuevaTel’s 1900 MHz spectrum holdings will expire. NuevaTel expects to renew the license and estimates that a payment of approximately $25 million will be due in the fourth quarter of 2019 prior to the expiration. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases and from reinvestment of a portion of the proceeds of the sale and leaseback of NuevaTel’s towers entered into in February 2019.

Selected cash flows information

The following table summarizes the Condensed Consolidated Statements of Cash Flows for the periods indicated:

	Three Months Ended March 31,		% Variance
(in millions)	2019	2018	2019 vs 2018

Net cash provided by (used in)
Operating activities	$3.3	$7.0	(53%	)
Investing activities	31.0	(1.0)	n/m
Financing activities	21.6	2.1	933%
Net increase in cash and cash equivalents	$55.9	$8.1	587%

Cash flow provided by operating activities

Cash flow provided by operating activities decreased by $3.8 million for the three months ended March 31, 2019, compared to the same period in 2018. This change was mainly due to changes in certain working capital accounts, including cash used to purchase current assets due to timing of payments.

Cash flow provided by investing activities

Cash flow provided by investing activities increased by $31.9 million for the three months ended March 31, 2019, compared to the same period in 2018, primarily due to $49.9 million in cash proceeds received in the first quarter of 2019 from the initial closing of the NuevaTel tower sale-leaseback transaction. For additional information, see Note 2 – Property and Equipment to the Company’s Condensed Consolidated Financial Statements. This inflow was partially offset by a decrease in the maturities and sales of short-term investments for the three months ended March 31, 2019, compared to same period in 2018.

Cash flow provided by financing activities

Cash flow provided by financing activities increased by $19.5 million for the three months ended March 31, 2019, compared to the same period in 2018. This change is primarily due to proceeds of $14.5 million from the NuevaTel tower transaction financing obligation and a $4 million increase in cash proceeds from a bank loan to NuevaTel during the three months ended March 31, 2019. For additional information regarding the financing obligation, see Note 2 – Property and Equipment to the Company’s Condensed Consolidated Financial Statements.

Contractual obligations

The Company has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes the Company’s future obligations due by period as of March 31, 2019 and based on the exchange rate as of that date:

			January 1,	January 1,	From and
		Through	2020 to	2022 to	after
		December 31,	December 31,	December 31,	January 1,
	Total	2019	2021	2023	2024

(in millions)
Long-term debt, including current portion[1]	$540.7	$7.5	$165.5	$358.1	$9.6
Interest on long-term debt and obligations[2]	134.9	38.8	77.3	17.2	1.6
Operating leases	197.9	19.8	46.5	39.5	92.1
Purchase obligations[3]	136.5	58.5	48.0	15.3	14.7
Long-term obligations[4]	9.1	6.8	1.4	0.9	-
Total	$1,019.1	$131.5	$338.7	$430.9	$118.0

[1]	Excludes the impact of a $2.6 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.
[2]	Includes contractual interest payments using the interest rates in effect as of March 31, 2019.
[3]	Purchase obligations are the contractual obligations under service, product and handset contracts.
[4]

Includes the fair value of derivative financial instruments as of March 31, 2019. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

In August 2017, the New Zealand government signed the RBI2 Agreement with the New Zealand telecommunications carriers’ joint venture to fund a portion of the country’s rural broadband infrastructure project. As of March 31, 2019, we have included the estimated outstanding obligation for 2degrees’ investments under this agreement of approximately $12.5 million, based on the exchange rate at that date, through 2022. This obligation is included in “Purchase obligations” in the table above. We have not included potential operating expenses or capital expenditure upgrades associated with this agreement in the commitment.

Effect of inflation

The Company’s management believes inflation has not had a material effect on its financial condition or results of operations in recent years. However, there can be no assurance that the business will not be affected by inflation in the future.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that would have a material effect on the Company’s Condensed Consolidated Financial Statements as of March 31, 2019.

Transactions with Related Parties

2degrees had two separate loans from wholly owned subsidiaries of Trilogy LLC, which are eliminated upon consolidation, totaling approximately $13.9 million (including interest) as of March 31, 2019 (adjusted for a $10.0 million payment in March 2019). If all conversion rights under such loans were exercised at March 31, 2019, the impact would be an increase in Trilogy LLC’s current 73.3% ownership interest in 2degrees by approximately 0.6%, subject to certain pre-emptive rights.

The Company and its officers have used and may continue to use, jet airplanes for Company purposes owned by certain of the Trilogy LLC founders. The Company reimburses the Trilogy LLC founders at fair market value and on terms no less favorable to the Company than the Company believes it could obtain in comparable transactions with a third party for the use of these airplanes. There were no such reimbursements made during the three months ended March 31, 2019 or 2018.

For additional information on related party transactions, see Note 19 – Related Party Transactions to our Consolidated Financial Statements for the year ended December 31, 2018.

Proposed Transactions

The Company continuously evaluates opportunities to expand or complement its current portfolio of businesses. All opportunities are analyzed on the basis of strategic rationale and long term shareholder value creation and a disciplined approach will be taken when deploying capital on such investments or acquisitions.

Critical Accounting Estimates

Critical Accounting Judgments and Estimates

Our significant accounting policies are described in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Financial Statements for the year ended December 31, 2018. The preparation of the Company’s audited and unaudited consolidated financial statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its judgments on its historical experience and on various other assumptions that the Company believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

The effects of recently issued accounting standards are discussed in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements.

Changes in Accounting Policies Including Initial Adoption

Other than the adoption of new accounting standards, as discussed in the notes to the Condensed Consolidated Financial Statements, there have been no other changes in the Company’s accounting policies.

Financial Instruments and Other Instruments

The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. The Company uses derivative financial instruments to manage existing exposures, irrespective of whether such relationships are formally documented as hedges in accordance with hedge accounting requirements. This is further described in TIP Inc.’s MD&A and Consolidated Financial Statements (see Note 9 – Derivatives Financial Instruments) for the year ended December 31, 2018.

Disclosure of Outstanding Share Data

As of the date of this filing, there were 57,997,876 Common Shares outstanding of which 1,675,336 are forfeitable Common Shares. There were also the following outstanding convertible securities:

Trilogy LLC Class C Units (including unvested units) – redeemable for Common Shares	26,669,304

Warrants	13,402,685

Restricted share units (unvested)	2,713,528

Deferred share units	143,305

Upon redemption or exercise of all of the forgoing convertible securities, TIP Inc. would be required to issue an aggregate of 42,928,822 Common Shares.

Risk and Uncertainty Affecting the Company’s Business

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities are described in TIP Inc.’s MD&A for the year ended December 31, 2018. These risks do not differ significantly from the risk factors in respect of the Company described under the heading “Risk Factors” in the 2018 AIF filed by TIP Inc. on SEDAR and on EDGAR (with TIP Inc.’s Annual Report on Form 40-F) on March 27, 2019 and available on TIP Inc.’s SEDAR profile at www.sedar.com and TIP Inc.’s EDGAR profile at www.sec.gov.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information relating to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the Company’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company, including its consolidated subsidiaries, is made known to the CEO and CFO to ensure appropriate and timely decisions are made regarding public disclosure.

Management’s Report on Internal Control over Financial Reporting

Management of the Company, under the supervision of the Company’s CEO and CFO, is responsible for establishing adequate internal controls over financial reporting, which are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. However, due to their inherent limitations, internal controls over financial reporting may not prevent or detect all misstatements and fraud. Management has used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to establish and maintain adequate design of the Company’s internal controls over financial reporting.

Changes in Internal Control over Financial Reporting

During the three months ended March 31, 2019, there have been no changes made in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives. However, a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of a control system are met.

Due to their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all misstatements and fraud. The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.

Definitions and Reconciliations of Non-GAAP Measures

The Company reports certain non-U.S. GAAP measures that are used to evaluate the performance of the Company and the performance of its segments, as well as to determine compliance with debt covenants and to manage the capital structure. Non-U.S. GAAP measures do not have any standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP measure.

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

Consolidated Adjusted EBITDA (“Adjusted EBITDA”) represents Net loss (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); gain on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. The Company’s management believes Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow management to evaluate the Company’s performance by removing from its operating results items that do not relate to core operating performance. The Company’s management believes that certain investors and analysts use Adjusted EBITDA to value companies in the telecommunications industry. The Company’s management believes that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the performance of the Company’s business. Adjusted EBITDA and Adjusted EBITDA Margin have no directly comparable U.S. GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to the most comparable financial measure reported under U.S. GAAP, Net loss.

Consolidated Adjusted EBITDA	Three Months Ended March 31,
(in millions)	2019	2018
Net loss	$(2.9)	$(7.3)

Interest expense	11.8	11.1
Depreciation, amortization and accretion	26.7	27.9
Income tax expense	1.7	1.8
Change in fair value of warrant liability	0.4	(2.3)
Other, net	1.2	(1.0)
Equity-based compensation	0.8	1.7
Gain on disposal of assets and sale-leaseback transaction	(7.4)	(0.1)
Transaction and other nonrecurring costs(1)	4.7	0.9
Consolidated Adjusted EBITDA(2)	$37.0	$32.7
Consolidated Adjusted EBITDA Margin	27%	22%

Notes:
(1)2018 includes costs related to the implementation of the new revenue recognition standard of approximately $0.5 million and other nonrecurring costs. 2019 period includes costs related to Bolivia tower sale-leaseback transaction and other nonrecurring costs.
(2)In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary Salamanca Solutions International LLC (“SSI”). Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI’s primary customer, Trilogy LLC is considered SSI’s primary beneficiary, and as such, the Company consolidates 100% of SSI’s net income (losses). The impact on the Company's consolidated results of the 80% that Trilogy LLC does not own was to increase Adjusted EBITDA by $0.1 million and $0.05 million for the three months ended March 31, 2019 and 2018, respectively.

Trilogy LLC Consolidated EBITDA

For purposes of the indenture for the Trilogy LLC 2022 Notes, the following is a reconciliation of Trilogy LLC Consolidated EBITDA as defined in the indenture, to Consolidated Adjusted EBITDA.

Trilogy LLC Consolidated EBITDA

	Three Months Ended March 31,
(in millions)	2019	2018

Consolidated Adjusted EBITDA	$37.0	$32.7
Realized loss on foreign currency	(0.4)	-
Interest income	0.1	0.2
Fines and penalties	-	0.2
TIP Inc. Adjusted EBITDA	0.1	0.1
Trilogy LLC Consolidated EBITDA	$36.8	$33.2

Consolidated Equipment Subsidy

Equipment subsidy (“Equipment Subsidy”) is the cost of devices in excess of the revenue generated from equipment sales and is calculated by subtracting Cost of equipment sales from Equipment sales. Management uses Equipment Subsidy on a consolidated level to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers. Equipment Subsidy includes devices acquired and sold for wireline subscribers. Consolidated Equipment Subsidy is used in computing Equipment subsidy per gross addition. A reconciliation of Equipment Subsidy to Equipment sales and Cost of equipment sales, both U.S. GAAP measures, is presented below:

Equipment Subsidy

	Three Months Ended March 31,
(in millions)	2019	2018

Cost of equipment sales	$53.0	$58.0
Less: Equipment sales	(52.6)	(53.8)
Equipment Subsidy	$0.4	$4.2

Key Industry Performance Measures – Definitions

The following measures are industry metrics that management finds useful in assessing the operating performance of the Company, and are often used in the wireless telecommunications industry, but do not have a standardized meaning under U.S. GAAP.

•

Monthly average revenues per wireless user (“ARPU”) is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

•

Wireless data revenues (“data revenues”) is a component of wireless service revenues that includes the use of web navigation, multimedia messaging service and value-added services by subscribers over the wireless network through their devices. Beginning with the third quarter of 2018, data revenues no longer include revenues from the use of short messaging service (“SMS”).

•

Wireless service revenues (“wireless service revenues”) is a component of total revenues that excludes wireline revenues, equipment sales and non-subscriber international long distance revenues; it captures wireless performance and is the basis for the blended wireless ARPU and data as a percentage of wireless service revenue calculations.

•	Wireless data average revenue per wireless user is calculated by dividing monthly data revenues during the relevant period by the average number of wireless subscribers during the period.

•

Churn (“churn”) is the rate at which existing subscribers cancel their services, or are suspended from accessing the network, or have no revenue generating event within the most recent 90 days, expressed as a percentage. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base. It is a measure of monthly subscriber turnover.

•	Cost of Acquisition (“cost of acquisition”) represents the total cost associated with acquiring a subscriber and is calculated by dividing total sales and marketing plus Equipment Subsidy during the relevant period by the number of new wireless subscribers added during the relevant period.

•	Equipment subsidy per gross addition is calculated by dividing Equipment Subsidy by the number of new wireless subscribers added during the relevant period.

•	Capital intensity (“capital intensity”) represents purchases of property and equipment divided by total service revenues. The Company’s capital expenditures do not include expenditures on spectrum licenses. Capital intensity allows the Company to compare the level of the Company’s additions to property and equipment to those of other companies within the same industry.